Youngry, LLC – Republic Video Transcript

It's 5:00 am. Sunday. Time to wake up. The alarm clock goes off. Our friends are in bed, but we've already hit the awake button.

Youngry is a media company celebrating entrepreneurship.

We are in the business of promoting the young and hungry-minded entrepreneur generation that's shaping our world. We are interested in the authentic self, making profit, hustling, and making the world be a better place.

We follow the ideas, the struggles, what it takes to make it through. You see, entrepreneurs grind in silence, and like you, there's a community of people with their **heads down, mouths shut, hands fast at work**. What we want to do is tell some untold stories. Put a camera, a mic, any device, any medium, and share. And we'll tell you about the pitfalls that we've seen many encounter, and triumphant successes that will one day sound like tall tales.

We're going to be your business news universe.

We know that a day is just a series of opportunities to quit, and we are above that because nothing great comes easy. What Microsoft and Apple have in common is that they started in a garage. We're not discouraged by humble beginnings, just hungry for prosperous endings.

YOUNGRY™ is a celebration of every aspect within the infamous entrepreneurial lifestyle told through the eyes of those—hidden amongst us—living the dream. Come by, communicate, collaborate, create—consider us a support group for those of you that are truly YOUNGRY.

(President Obama Clip)

"Where America can share our experiences as a society that empowers the inventor and the innovator…taking an idea that starts around a kitchen table, or in a garage, and turning it into a new business, and even new industries, that can change the world."